C3

17009613

ION SEC
Mail Processing
Section

MAR 01 2017

Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brentwood Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Meridian Blvd., Ste. 350
(No. and Street)

Franklin (City) TN (State) 37067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin L. Murphy 615.224.3816
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End. Ave., Ste. 550 (Address) Nashville (City) TN (State) 37203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin L. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA C BARRETT
STATE OF TENNESSEE
NOTARY PUBLIC
SUMNER COUNTY

Signature

Managing Partner
Title

Notary Public

My Commission Expires March 26, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRENTWOOD
CAPITAL
ADVISORS

BRENTWOOD CAPITAL ADVISORS, LLC
Audited Financial Statements
December 31, 2016

Table of Contents

FRASIERDEAN
HOWARDCPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Brentwood Capital Advisors, LLC

We have audited the accompanying statement of financial condition of Brentwood Capital Advisors, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Brentwood Capital Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brentwood Capital Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information included in Form X-17A-5 has been subjected to audit procedures performed in conjunction with the audit of Brentwood Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Brentwood Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information included in Form X-17A-5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frasier, Dean & Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
February 20, 2017

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	74,434
Accounts receivable, net		38,701
Prepaid expenses		3,268
		116,403
PROPERTY AND EQUIPMENT, net		173,006
OTHER ASSETS		29,662
TOTAL ASSETS	$	319,071

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	30,647
MEMBERS' EQUITY		288,424
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	319,071

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Operations and Members' Equity
For the Year Ended December 31, 2016

REVENUE	$ 5,930,298
OPERATING EXPENSES	3,904,424
Operating Income	2,025,874
OTHER INCOME (DEDUCTIONS)	
Interest income	103
Interest expense	(5,323)
Bonuses	(1,881,969)
401k profit sharing and defined benefit pension plans	(432,050)
Other Deductions	(2,319,239)
NET LOSS	(293,365)
MEMBERS' EQUITY AT BEGINNING OF YEAR	351,789
Contributions from Members	1,246,000
Distributions to Members	(1,016,000)
MEMBERS' EQUITY AT END OF YEAR	$ 288,424

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (293,365)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and loss on equipment disposal	40,729
Changes in Assets and Liabilities:	
Accounts receivable	98,343
Accounts payable and accrued expenses	(23,878)
Total adjustments	115,194
Net cash used by operating activities	(178,171)
CASH FLOWS FROM INVESTING ACTIVITIES	
Payments for the purchase of property and equipment	(47,968)
Net cash used by investing activities	(47,968)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	1,246,000
Distributions to members	(1,016,000)
Net cash provided by financing activities	230,000
NET INCREASE IN CASH	3,861
CASH - BEGINNING OF YEAR	70,573
CASH - END OF YEAR	$ 74,434

See Accompanying Notes to Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Brentwood Capital Advisors, LLC (the Company) is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional investors in addition to providing mergers and acquisition financial advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA), which is the governing body for the broker-dealer industry created by the July 2007 merger of NASD and NYSE Regulation.

This summary of significant accounting policies of Brentwood Capital Advisors, LLC is presented to assist in understanding Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of presentation

The financial statements are prepared on the accrual basis.

Property and Equipment

Property and equipment is stated at cost. Expenses for repairs and maintenance are expensed as incurred. Depreciation is provided over the assets' estimated useful lives using the straight-line and declining-balance methods. Estimated useful lives range from 5-7 years.

Depreciation expense for the year ended December 31, 2016, totaled $40,475.

Long-lived assets held and used by the Organization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed.

Income taxes

The Company is taxed as a partnership under the Internal Revenue Code and applicable state statutes, and, therefore, the Company's income flows through to the members to be taxed at the individual level rather than the corporate level. Accordingly, the Company will have no tax liability (with limited exceptions) as long as the partnership election is in effect.

The Company accounts for income taxes in accordance with FASB ASC 740 (formerly SFAS No. 109) Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The difference relates to the temporary difference in depreciation calculated for book and tax purposes as well as accrual to cash conversion. The components of the deferred tax asset and liability are classified as current and non-current based on their characteristics. Valuation

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

Allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2016, there were no material deferred tax assets or liabilities required to be reflected in these financial statements. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company has adopted the effective accounting standards within FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes,* which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. To the extent that all or a portion of the benefits of an income tax position are not recognized, a liability would be recognized for the unrecognized benefits, along with any interest and penalties that would result from disallowance of the position. These standards also provide guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods and disclosure. For the year ended December 31, 2016, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. No interest or penalties have been accrued or charged to expense as of December 31, 2016 or for the year then ended. Based on the results of management's evaluation, the Company has no material uncertain tax positions to be accounted for in the financial statements for the year ended December 31, 2016.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its shareholders will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal income tax returns have a three year statute of limitations.

Revenue recognition

Fees related to private placements of senior and subordinate debt, as well as equity securities are recognized upon the date of placement and financial advisory services fees are recognized as services are provided.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company considers all accounts outstanding in excess of ninety (90) days delinquent. These accounts are evaluated on a customer-by-customer basis based on payment history to determine the allowance for doubtful accounts.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

- Current Assets and Liabilities: The carrying values of these items approximate their fair values due to the short maturities of these instruments.
- Other Assets: The carrying values of these items reflect cost which management believes approximates fair value.

Date of Management's Review

Management has evaluated all events through February 20, 2017, which is the date the financial statements were issued, and determined that there are no subsequent events that require disclosure.

NOTE 2 - CREDIT RISK AND OTHER CONCENTRATIONS

The Company maintains its cash in bank deposit accounts at regional financial institutions, which at times, may exceed the FDIC limit. The Company has not experienced any losses in such accounts, therefore management does not believe it is exposed to any significant credit risk related to cash and cash equivalents.

NOTE 3 – PROPERTY AND EQUIPMENT, net

A summary of property and equipment, net, as of December 31, 2016, is as follows:

Office Equipment	$ 180,160
Furniture and fixtures	305,272
	485,432
Accumulated depreciation	(312,426)
	$ 173,006

NOTE 4 - RETIREMENT PLANS

401(k) Profit Sharing Plan

The Company sponsors a 401(k) profit sharing plan for qualified employees. Company contributions are made at management's discretion. The company did not make any discretionary contributions in 2015. There were no Company contributions to the 401(k) plan in 2016.

Defined Benefit Plan

The Company maintains a cash balance pension plan for eligible employees. A cash balance pension plan operates as a defined benefit pension plan. Contributions from the Company are calculated annually at amounts deemed necessary by actuarial study to fund the Plan in accordance with the applicable minimum funding standards. Notwithstanding the foregoing, the Employer reserves the right to terminate this Plan at any time. As of December 31, 2016, there are twenty-two participants in the plan. Contributions are based on the amount required to fund a projected annual benefit at the employees retirement date. Non-owner participants in the plan are credited with an amount equal to 2.5% of their compensation for the plan year. The owner participants reimburse the company for the amount of contribution required to fund their projected benefit. As of December 31, 2016, the Plan's benefit obligation amounted to $1,826,056 and the fair value approximated $1,848,964. As such the estimated actual value of Plan assets is equal to 101.25% of the Plan's actuarial estimated present value of accrued benefits. The company contributed $176,808 to the Plan for the year ended December 31, 2016. The Company plans to contribute funds to the Plan in 2017 an amount approximate to the amount contributed in 2016.

NOTE 5 - LEASE COMMITMENTS

The Company has lease agreements for office space and office equipment under operating leases. Rent expense under these leases amounted to $374,619 in 2016. A summary of future minimum payments under these leases as of December 31, 2016 is as follows:

Year Ending,	Amount
2017	385,260
2018	391,805
2019	395,675
2020	400,462
2021	407,367
Thereafter	1,068,847
	$ 3,049,416

NOTE 6 - NET CAPITAL REQUIREMENTS AND OTHER RESTRICTIONS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000. At December 31, 2016, the Company had net capital of $43,787, which was $38,787 in excess of its required net capital of $5,000.

NOTE 7 – RELATED PARTIES

The Company is related to several other entities through common ownership. The following entities are related parties:

Entity	Description
Brentwood Capital Partners, L.P. (BCP)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Capital Partners, L.P. II (BCP II)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Equity Management, LLC (BEM)	General partner of BCP – responsible for all investment and management decisions of BCP, for which it receives annual management fees equal to 2% of BCP's committed capital, due in quarterly installments. In turn, BEM remits to BCA all management fees received via an advisory services agreement. BEM is owned by the members owning BCA.
Brentwood Equity Partners (BEP)	Special limited partner of BCP. BEP receives a carried interest equal to 20% of BCP's profits, after the other partners have received a complete return of their capital contributions. BEP is wholly controlled by BEM.
PEP-PGI, L.P.	Limited partnership organized for the purposes of acquiring, holding and selling interests in a specific portfolio entity. The management and control of PEP-PGI, L.P. rest exclusively with its general partner, BEM.
PEP-hyperWallet, L.P.	Limited partnership organized for the purposes of acquiring, holding and selling interests in a specific portfolio entity. The management and control of PEP-hyperWallet, L.P. rest exclusively with its general partner, BEM.

For the year ended December 31, 2016, the Company received $1,142,000 in investment advisory services per the agreements with BCP, BCP II, and BEM, noted above.

NOTE 8 –SECURITES INVESTOR PROTECTION CORPORATION

As a registered broker-dealer, the Company is a member of the Securities Investor Protection Corporation. Revenue in the Statement of Operations includes $51,798 of expenses reimbursed by clients which are not subject to the annual SIPC assessment.

NOTE 9 – COMMITTMENT

The Company has entered into a 3-year contract with the Nashville Predators for season tickets and rink dasher board marketing. The cost to the Company will be $241,880 through 2018.

BRENTWOOD CAPITAL ADVISORS, LLC
Operating Expenses
For the Year Ended December 31, 2016

Salaries and benefits	$ 2,453,310
Rent	374,619
Advertising and promotion	351,637
Insurance	262,108
Bad Debts	131,851
Legal and professional	68,601
Repairs and maintenance	63,217
Office expenses	60,996
Depreciation	40,475
Dues and subscriptions	30,808
Other taxes	24,226
Database development	21,857
Telephone	16,043
Miscellaneous	4,676
	$ 3,904,424

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2016

Total members' equity	$ 288,424
Less non-allowable assets and haircuts:	
Property and equipment, net	173,006
Other Assets	29,662
Accounts receivable	38,701
Prepaid expenses	3,268
Total non-allowable assets and haircuts	244,637
Net capital	43,787
Net capital required	5,000
Excess net capital	$ 38,787
Reconciliation with Company's computation (included in Part II of form X-17A-5 as of December 31, 2016)	
Excess as reported in Company's Part II FOCUS report	$ 38,787

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2016

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2016

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
December 31, 2016

Not Applicable

FRASIERDEAN
HOWARDCPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Brentwood Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brentwood Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brentwood Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i)) (the "exemption provisions") and (2) Brentwood Capital Advisors, LLC stated that Brentwood Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Brentwood Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brentwood Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frasier, Dean & Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
February 20, 2017

BRENTWOOD
CAPITAL
ADVISORS | The best deal. Done.

Brentwood Capital Advisors, LLC's Exemption Report Rule 15c3-3

Brentwood Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(i)*. The Company met the identified exemption provisions throughout the year ended December 31, 2016.

Kevin L. Murphy

Managing Partner

Brentwood Capital Advisors LLC
5000 Meridian Blvd., Suite 350
Franklin, Tennessee 37067
phone 615.244.3830 fax 615.224.3831

FRASIERDEAN
HOWARDCPAs

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Brentwood Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Brentwood Capital Advisors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brentwood Capital Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. Brentwood Capital Advisors, LLC's management is responsible for Brentwood Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check register), noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
February 20, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2145**********************MIXED AADC 220
53681 FINRA DEC
BRENTWOOD CAPITAL ADVISORS LLC
5000 MERIDIAN BLVD STE 350
FRANKLIN TN 37067-6668

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 14392
B. Less payment made with SIPC-6 filed (exclude interest) 7/29/2016 Date Paid		(4665)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		9727
E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAYMENT: √ the box Check mailed to P.O. Box ☑ Funds Wired ☐ Total (must be same as F above)	$ 9727	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Angela B. Byrd
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16th day of February, 2017

Office Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5878500
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts	
Total additions	
2c Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	121464
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	121464
2d. SIPC Net Operating Revenues	$ 5757036
2e General Assessment @ .0025	$ 14392 (to page 1, line 2.A.)